Of The North Beverage International Inc

Additional details regarding debt	Amount Outstanding		Creditor	Interest Rate	Maturity Date	Other Material Terms
Long-Term Debt on Inception Balance Sheet	$	10,000.00	Gordon Woodland	0%	No Maturity Date	to be repaid upon a successful close of funding outside of this Regulation Crowdfunding offering
Subsequent Events: Long-Term Debt	$	314,000.00	Luc Plouzennec	0%	No Maturity Date; payable quarterly until outstanding debt is paid	payable quarterly commencing 9/30/2018, total payment of 4.7% of gross sales of the borrower (issuer), pro-rata with the other two lenders
Subsequent Events: Long-Term Debt	$	135,000.00	John Bidgood	0%	No Maturity Date; payable quarterly until outstanding debt is paid	payable quarterly commencing 9/30/2018, total payment of 4.7% of gross sales of the borrower (issuer), pro-rata with the other two lenders
Subsequent Events: Long-Term Debt	$	75,000.00	Suhith Sekharan	0%	No Maturity Date; payable quarterly until outstanding debt is paid	payable quarterly commencing 9/30/2018, total payment of 4.7% of gross sales of the borrower (issuer), pro-rata with the other two lenders
Total Subsequent Events Debt	$	524,000.00				